EXHIBIT 99.1

Golar LNG Limited Closes $402.5 Million of 2.75% Convertible Senior Notes Due 2022

Hamilton, Bermuda, February 17, 2017 -- Golar LNG Limited (the "Company") (NASDAQ: GLNG) announced today the closing of its previously announced offering of 2.75% Convertible Senior Notes due 2022 (the "Notes"), in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act").  The Company sold $402.5 million aggregate principal amount of the Notes, including $52.5 million aggregate principal amount of the Notes sold pursuant to the initial purchasers' exercise in full of their 30-day option to purchase additional Notes in connection with the offering.

The Notes are senior, unsecured obligations of the Company, bear interest at a rate of 2.75% per annum, are payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2017, mature on February 15, 2022, and are convertible into the Company's common shares, cash, or a combination of shares and cash, at the Company's election. The conversion rate for the Notes initially equals 26.5308 common shares per $1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately $37.69 per common share, and is subject to adjustment.

The Company used approximately $31.2 million of the net proceeds from the sale of the Notes to fund the cost of the capped call transactions described below, including $4.1 million to fund the cost of capped call transactions related to the sale of the additional Notes, and will use the remaining funds for other general corporate purposes.

In connection with the offering of the Notes, including the additional Notes, the Company entered into capped call transactions with one or more of the initial purchasers of the Notes or their affiliates (the "option counterparties").  The capped call transactions have an initial strike price of approximately $37.69 per share and an initial cap price of $48.86 per share, subject to certain adjustments.  The capped call transactions cover, subject to customary adjustments, approximately 10,678,647 common shares of the Company. The capped call transactions are expected to reduce the potential dilution to the Company's common shares upon and/or offset the cash payments the Company is required to make in excess of the principal amount of converted Notes, with such reduction and/or offset subject to a cap.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale would be unlawful. Any offer of the Notes will be made only by means of a private offering memorandum.

The Notes and the shares of common stock issuable upon conversion of the Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from registration requirements under the Securities Act and applicable state securities laws.

Forward-Looking Statements

This press release contains certain forward-looking statements. Forward-looking statements include any statement that may predict, forecast, indicate or imply future results, performance or achievements.  The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.  These statements involve known and unknown factors and are based upon a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those risks and uncertainties described in reports and other documents the Company files with the United States Securities and Exchange Commission, including the Company's most recent Annual Report on Form 20-F.  New factors emerge from time to time, and it is not possible for the Company to predict all of these factors.  As a result, you are cautioned not to rely on any forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Hamilton, Bermuda
February 17, 2017
Enquiries:
Golar Management Limited: + 44 207 063 7900
Brian Tienzo
Stuart Buchanan